UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                           (Amendment No. ___4___)*

                            Farmers National Banc Corp.
                                (Name of Issuer)
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                                  Common Shares
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                         (Title of Class of Securities)

                                   309627107
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                                 (CUSIP Number)

                               Frederick DiSanto
                            C/O Ancora Advisors, LLC
                       6060 Parkland Boulevard, Suite 200
                              Cleveland, OH 44124
                                 (216) 825-4000


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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   June 24, 2016
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box.   [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See S.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 309627107                   13D                      Page 2 of 4 Pages

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     1.   NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          ANCORA ADVISORS, LLC
          33-1033773

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     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
          (a) [ ]
          (b) [ ]
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     3.   SEC USE ONLY

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     4.   SOURCE OF FUNDS (see instructions)

          00
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     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
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     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         STATE OF NEVADA, UNITED STATES OF AMERICA

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                    7.   SOLE VOTING POWER

                         1,208,201.74
                   -------------------------------------------------------------
                    8.   SHARED VOTING POWER
   NUMBER OF
     SHARES              00,000
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH      9.   SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH            1,208,201.74
                   -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER

                         00,000
                   -------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,208,201.74
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     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (see instructions) [ ]

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     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.49%
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     14.  TYPE OF REPORTING PERSON (see instructions)

          IA
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

CUSIP No. 309627107                   13D                      Page 2 of 4 Pages

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     1.   NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          FREDERICK DISANTO



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     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
          (a) [ ]
          (b) [ ]
--------------------------------------------------------------------------------
     3.   SEC USE ONLY

--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS (see instructions)

          00
--------------------------------------------------------------------------------
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA

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                    7.   SOLE VOTING POWER

                         41,500
                   -------------------------------------------------------------
                    8.   SHARED VOTING POWER
   NUMBER OF
     SHARES              00,000
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH      9.   SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH            41,500
                   -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER

                         00,000
                   -------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          41,500
--------------------------------------------------------------------------------
     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]

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     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.15%
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     14.  TYPE OF REPORTING PERSON (see instructions)

          IN
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

CUSIP No. 309627107                   13D                      Page 3 of 4 Pages

Item 1. Security and Issuer.

This statement relates to the shares of Common Stock of Farmers National Banc Corp. The address of the issuer is 20 South Broad Street, Canfield, OH 44406.



Item 2. Identity and Background.

This statement is filed on behalf of Ancora Advisors LLC. Ancora Advisors LLC is registered as an investment advisor with the SEC under the Investment Advisors Act, as amended. Ancora Advisors LLC is the investment advisor to the Ancora Trust, which includes the Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund, Ancora/Thelen Small-Mid Cap Fund, and Ancora MicroCap Fund (Ancora Family of Mutual Funds), which are registered with the SEC as investment companies under the Investment Company Act, as amended.

Ancora Advisors LLC has the power to dispose of the shares owned by the investment clients for which it acts as advisor, including Merlin Partners, the AAMAF LP, Birchwald Partners LP, Ancora Catalyst Fund LP, Pondfield LP and the Ancora Greater China Fund LP for which it is also the General Partner, and the Ancora Family of Mutual Funds. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

During the last five years the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Merlin Partners, AAMAF LP, Birchwald Partners LP, Ancora Catalyst Fund LP, Pondfield LP, Ancora Greater China Fund LP, Ancora Family of Mutual Funds, Employees of Ancora Advisors LLC and Owners of Ancora Advisors LLC. have used available and uncommitted cash to purchase shares of the Issuer.

Item 4. Purpose of Transaction.

Transaction done in the ordinary course of business has reduced our holdings to less than %5.



Item 5. Interest in Securities of the Issuer.

Set forth below, Ancora Advisors LLC, in the aggregate, are the number of Shares which may be deemed to be beneficially owned as of June 24, 2016 and the percentage of the Shares outstanding represented by such ownership (based on 26,924,384 shares outstanding as of April 30, 2016):

NAME                                  NO. OF SHARES             PERCENT OF CLASS
----                                  -------------             ----------------
Ancora Owners/Employees (1)            53,838                        0.20%
Ancora Funds & Partnerships (2)        616,382                       2.29%
Ancora Advisors SMA (3)                591,819.74                    2.20%
                                      -------------             ----------------
TOTAL                                  1,262,039.74                  4.69%


(1) These Shares are owned by the owners and employees of Ancora Advisors LLC.

(2) These Shares are owned by the Ancora Family of Mutual Funds and/or Investment Partnerships, including Merlin Partners, the AAMAF LP,
Birchwald Partners LP, Ancora Catalyst Fund LP, Pondfield LP and the Ancora Greater China Fund LP for which it is also the General Partner, of which Ancora Advisors acts as the discretionary portfolio manager.

(3) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors does not own these shares directly, but by virtue of Ancora Advisors Investment Management Agreement with the investment clients of Ancora Advisors, each may be deemed to beneficially own Shares by reason of their power to dispose of such Shares. Ancora Advisors disclaims beneficial ownership of such Shares.




Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

    Exhibit A: "Relevant Transactions in Shares" in the past 60 days.

Date of Transaction     Buy/Sell        Amount of Securities     Price Per Share
4/26/2016               Sell            20,000                   $9.20
4/27/2016               Sell            5,508                    $9.21
4/28/2016               Sell            4,900                    $9.26
4/29/2016               Sell            7,273                    $9.31
5/2/2016                Sell            23,000                   $9.36
5/3/2016                Sell            23,957                   $9.32
5/4/2016                Sell            31,563                   $9.34
5/5/2016                Sell            20,000                   $9.37
5/6/2016                Sell            11,176                   $9.33
5/9/2016                Sell            9,803                    $9.33
5/10/2016               Sell            19,016                   $9.38
5/11/2016               Sell            6,232                    $9.34
5/12/2016               Sell            1,900                    $9.35
5/19/2016               Sell            20,396                   $9.16
5/20/2016               Sell            16,165                   $9.16
5/23/2016               Sell            15,415                   $9.19
5/24/2016               Sell            6,335                    $9.21
5/25/2016               Sell            10,000                   $9.18
6/24/2016               Sell            242,709                  $8.82
6/27/2016               Sell            35,722                   $8.91
6/28/2016               Sell            18,490                   $8.91

CUSIP No. 309627107                   13D                      Page 4 of 4 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             ANCORA ADVISORS, LLC


                                             /s/ Frederick DiSanto
                                             -----------------------------------

                                             Chief Executive Officer
                                             -----------------------------------

                                             June 29, 2016
                                             -----------------------------------